

May 15, 2012

Via E-mail
Mr. Christopher Paton-Gay
Chief Executive Officer
Delta Oil & Gas, Inc.
Suite 604 -700 West Pender Street
Vancouver, BC Canada V6C 1G8

>   **Re: Delta Oil & Gas, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed March 31, 2012**
>   **File No. 0-52001**

Dear Mr. Paton-Gay:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Properties, page 20

1.   We note your response to comment 3 from our letter dated December 20, 2011. In this regard, you have disclosed that during the year ended December 31, 2011 you expended $918,131 to convert proved developed reserves to proved developed reserves. Please tell us the amount of proved undeveloped reserves converted to proved developed reserves. If material, please also disclose this information.

Ex. 99.1

2.   We note that the average adjusted gas price used in the reserve estimate was $7.18 per MCF, as opposed to a benchmark price of $4.38 per MCF. The average adjusted gas price

also compares to an average sales price in 2011 of $4.01 per MCF, as disclosed on page 23. Please explain the divergence of your historical sales price and that used in your reserve estimation.

Exhibit 99.2

3.   We note your response to comment 5 from our letter dated December 20, 2011, and we re-issue this comment in part. Please obtain and file a revised third party report that discloses the geographic area in which the covered reserves are located, and also discloses both the 12 month average benchmark product prices and the average adjusted prices used to determine reserves.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kevin Dougherty at (202) 551-3271 or Norman von Holtzendorff at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Chad J. Wiener
        Quarles & Brady LLP